UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Icagen, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45104P500

(CUSIP Number)

Craig L. Slutzkin New Leaf Venture Management II, L.L.C., Times Square Tower 7 Times Square, Suite 3502 New York, NY 10036 (646) 871-6420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13D

CUSIP No. 45104P500	Page 2 of 24 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Leaf Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The percentage ownership is based upon 8,852,725 outstanding shares as of July 20, 2011, as reported by the Issuer in its filing on Schedule 14d-9, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 4, 2011.

13D

CUSIP No. 45104P500	Page 3 of 24 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Leaf Venture Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The reporting person is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 8,852,725 outstanding shares as of July 20, 2011, as reported by the Issuer in its filing on Schedule 14d-9, filed with the SEC on August 4, 2011.

13D

CUSIP No. 45104P500	Page 4 of 24 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Leaf Venture Management II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The reporting person is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 8,852,725 outstanding shares as of July 20, 2011, as reported by the Issuer in its filing on Schedule 14d-9, filed with the SEC on August 4, 2011.

13D

CUSIP No. 45104P500	Page 5 of 24 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Philippe O. Chambon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION French citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reporting person is an individual manager of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 8,852,725 outstanding shares as of July 20, 2011, as reported by the Issuer in its filing on Schedule 14d-9, filed with the SEC on August 4, 2011.

13D

CUSIP No. 45104P500	Page 6 of 24 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). James Niedel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reporting person is an individual manager of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 8,852,725 outstanding shares as of July 20, 2011, as reported by the Issuer in its filing on Schedule 14d-9, filed with the SEC on August 4, 2011.

13D

CUSIP No. 45104P500	Page 7 of 24 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Vijay Lathi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reporting person is an individual manager of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 8,852,725 outstanding shares as of July 20, 2011, as reported by the Issuer in its filing on Schedule 14d-9, filed with the SEC on August 4, 2011.

13D

CUSIP No. 45104P500	Page 8 of 24 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Ronald Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reporting person is an individual manager of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 8,852,725 outstanding shares as of July 20, 2011, as reported by the Issuer in its filing on Schedule 14d-9, filed with the SEC on August 4, 2011.

13D

CUSIP No. 45104P500	Page 9 of 24 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Srinivas Akkaraju
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reporting person is an individual manager of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 8,852,725 outstanding shares as of July 20, 2011, as reported by the Issuer in its filing on Schedule 14d-9, filed with the SEC on August 4, 2011.

13D

CUSIP No. 45104P500	Page 10 of 24 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jeani Delagardelle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reporting person is an individual manager of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 8,852,725 outstanding shares as of July 20, 2011, as reported by the Issuer in its filing on Schedule 14d-9, filed with the SEC on August 4, 2011.

13D

CUSIP No. 4510P500	Page 11 of 24 Pages

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on July 29, 2011 (the “Original 13D,” and, together with Amendment No. 1, the “Schedule 13D”) filed by the Reporting Persons, and relates to the common stock, $0.001 par value (the “Common Stock”) of Icagen, Inc. (the “Issuer”) having its principal executive office at 4222 Emperor Boulevard, Suite 350, Durham, NC 27703.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following immediately after second paragraph thereof:

On August 11, 2011, the Reporting Persons and Merlin jointly delivered a letter (the “August 11 Joint Letter”) to the Issuer’s Board of Directors and issued a press release (the “Press Release”). The August 11 Joint Letter states that the Reporting Persons and Merlin believe that the clinical data supporting the initial safety and efficacy of the PF-05089771 in certain clinical trials may have been a driver behind the timing of the Proposed Transaction. The August 11 Joint Letter further states that only Pfizer holds information material to the PF-05089771 clinical trials, and that this gives Pfizer a greater informational advantage and ability to value the Issuer relative to the other holders of Common Stock. The August 11 Joint Letter also notes the belief of the Reporting Persons and Merlin that a proposed alternative bidder would have created value for holders of Common Stock and disputed the assumptions supplied by the Issuer to its financial advisor that led the Issuer’s Board of Directors to reject this bidder. The August 11 Joint Letter reiterates that each of the Reporting Persons and Merlin would not tender their shares in the Proposed Transaction on the current terms.

Merlin BioMed has filed a Schedule 13D, dated as of July 29, 2011, as amended by that certain Amendment No. 1 to Schedule 13D, dated as of August 11, 2011, in which Merlin BioMed discloses beneficial ownership of 8.5% of shares of Common Stock of the Issuer. The Reporting Persons disclaim all group membership with Merlin or any other persons for purposes of this Amendment No. 1.

The references to the August 11 Joint Letter and the Press Release in this Amendment No. 1 are qualified in their entirety by reference to the August 11 Joint Letter and the Press Release, copies of which are filed with this Amendment No. 1 as Exhibit 3 and Exhibit 4, respectively, and incorporated herein by reference as if set forth in its entirety.

13D

CUSIP No. 4510P500	Page 12 of 24 Pages

Item 5	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated in their entirety to read as follows:

(a)-(b) Based upon the Issuer’s Schedule 14d-9 filed on August 4, 2011, there were 8,852,725 shares of Common Stock outstanding as of July 20, 2011. Based on the foregoing, the 200,500 shares (the “Subject Shares”) of Common Stock beneficially owned by the Reporting Persons represented approximately 2.26% of the shares of the Common Stock issued and outstanding as of such date.

13D

CUSIP No. 4510P500	Page 13 of 24 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Letter dated July 28, 2011 to the Board of Directors of the Issuer.*

Exhibit 2 – Press Release, issued July 28, 2011.*

Exhibit 3 – Letter dated August 11, 2011 to the Board of Directors of the Issuer.

Exhibit 4 – Press Release, issued August 11, 2011.

Exhibit 99.1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2 – Powers of Attorney regarding Schedule 13D filings.

*Previously filed.

13D

CUSIP No. 4510P500	Page 14 of 24 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	August 11, 2011

NEW LEAF VENTURES II, L.P.

By:	NEW LEAF VENTURE ASSOCIATES II, L.P.
General Partner

	By:		NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES II, L.P.

By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

	By		/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT II, L.L.C.

	By:		/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

*
Philippe O. Chambon

*
James Niedel

*
Vijay Lathi

*
Ronald Hunt

13D

CUSIP No. 4510P500	Page 15 of 24 Pages

*
Srinivas Akkaraju

*
Jeani Delagardelle

/s/ Craig L. Slutzkin
Craig L. Slutzkin
As attorney-in-fact

*	This Schedule 13D was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 99.2.

13D

CUSIP No. 4510P500	Page 16 of 24 Pages

EXHIBIT 3

August 11, 2011

Board of Directors

c/o Charles A. Sanders, M.D., Chairman of the Board

Icagen, Inc.

4222 Emperor Blvd, Suite 350

Durham, NC 27703

Dear Members of the Board of Directors:

Following our review of the merger documents filed by Icagen related to the proposed acquisition of the company by Pfizer for $6 a share, we continue to believe the purchase price dramatically undervalues Icagen’s assets, and is not in the best interests of all stockholders.

Based on the information in the Schedule 14D-9 filed by Icagen, we note that Icagen and Pfizer had discussions about a potential strategic transaction on four occasions, in 2006, 2008, 2009 and 2010. In December 2010, Pfizer initiated the phase I study of PF-05089771 in healthy volunteers. Surprisingly, after having declined interest in a strategic transaction in 2010, Pfizer actively reached out and approached one of Icagen’s directors in April 2011 to inquire about Icagen’s potential interest in a transaction. The timing suggests to us that the clinical data supporting the initial safety and efficacy of the Nav1.7 program may have been a driver behind this unexpected new interest in a transaction.

As you know, PF-05089771 is a selective and potent Nav1.7 targeting compound discovered by Icagen and the first of three compounds to enter the clinical development stage. According to data found on www.clinicaltrials.gov,1 the phase I single dose escalation study of PF-05089771 initiated in December 2010 was estimated to be completed in March 2011. In addition to the primary outcome measures related to safety, pharmacokinetics and pharmacodynamics parameters, this trial also incorporated secondary measures to examine potential efficacy. The key secondary outcome measures include Heat Pain Perception Threshold, Long Thermal Stimulation and Odor Threshold. These secondary measures have the potential to inform the trial sponsor about potential efficacy of the compound. Further, we believe Odor Threshold is unique as it could give initial indications of activity specific to the Nav 1.7 mechanism. Studies have demonstrated that individuals with congenital indifference to pain caused by mutations that affect the Nav1.7 ion channel have no other known clinical pathology except for anosmia or hyposmia (an inability or decreased ability to smell). 2,3 In June 2011, Icagen issued a press release announcing the initiation of a multiple ascending dose study of PF-05089771, implying that the single ascending dose study was positive. We believe Pfizer holds information that may be material to the value of the Nav 1.7 program and there is therefore an asymmetry of information that provides Pfizer a greater advantage than that afforded to the remaining stockholders to determine the value of this program.

In its analysis, the Board determined that other options were not competitive with the proposed transaction with Pfizer, but it passed on an opportunity that could have generated additional capital resources. On June 6, 2011, J.P. Morgan contacted representatives of a biosciences company, “Company B” that had previously approached Icagen regarding its interest in one of Icagen’s programs. Following a June 13, 2011 management presentation, Company B indicated that it would not be in a position to acquire Icagen for a premium, but did express an interest in a potential acquisition of a

[1]	http://www.clinicaltrials.gov/ct2/show/NCT01259882?term=PF-05089771&rank=2
[2]	Goldberg, YB et al., “Loss-of-function mutations in the NAv1.7 gene underlie congenital indifference to pain in multiple human populations” Clinical Genetics, Vol. 71 (April, 2007): 311-319
[3]	Nilsen, K.B. et al., "Two novel SCN9a mutations causing insensitivity to pain ", PAIN, Vol. 143, (February, 2009): 155-158

13D

CUSIP No. 4510P500	Page 17 of 24 Pages

certain Icagen program. We believe this Icagen program is likely to have been the KNCQ program for epilepsy. We regret that the Board chose not to pursue this strategy further as it could have lowered the cash burn of the company and provided non-dilutive capital to allow the pain programs with Pfizer to reach significant milestones and create value for all shareholders.

The Board decision was influenced by the fairness opinion delivered by J.P. Morgan, which was based on assumptions, financial analysis and forecasts provided to it by Icagen. Products to treat pain have historically had the ability to generate worldwide sales in excess of $2 billion annually. We have used much more conservative sales estimates for each compound and assume that at least one of the three partnered programs will fail. We further risk adjust our assumptions by assuming only a 15% probability of success. As a result of our analysis, we believe the fair value of Icagen excluding the value of its own internal programs and cash, should be in the range of $100-$165 million or $11-19 per share.

We reiterate our disagreement with the Board’s approval of the merger agreement and the sale of the company to Pfizer at the current price. We believe that the unreported phase I clinical data from the PF-05089771 program should be made public as it may be material to the decision of the remaining stockholders of the company as to whether to tender their shares. We do not intend to tender our shares under the current acquisition terms and continue to consider other alternatives.

Sincerely,

Merlin Nexus III, L.P.                        New Leaf Ventures II, L.P.

cc:	Anthony B. Evnin, Ph.D., Director

P. Kay Wagoner, Ph.D., CEO

Richard D. Katz, M.D., CFO

13D

CUSIP No. 4510P500	Page 18 of 24 Pages

EXHIBIT 4

Icagen Stockholders Send Second Letter to Icagen Board to Contest Proposed Price of Acquisition by Pfizer

New York, NY, August 11, 2011 – Merlin Nexus and New Leaf Venture Partners (NLV Partners), stockholders in Icagen, Inc. (Nasdaq: ICGN), submitted a second letter to the Icagen Board contesting the Company’s planned acquisition by Pfizer Inc (NYSE: PFE). According to a July 20, 2011 press announcement, Pfizer plans to purchase the shares of Icagen stock it already does not own at a price of $6.00 per share, resulting in an aggregate transaction value of approximately $56 million. On July 28, 2011, Merlin Nexus and NLV Partners sent a letter to the Icagen Board to contest the price of the acquisition, and now, following discussions with management, a second letter has been sent to the Board, noting that Merlin and NLV “continue to believe the purchase price dramatically undervalues Icagen’s assets, and is not in the best interests of all stockholders.”

Pfizer advanced the first of Icagen’s proprietary compounds (PF-05089771) into a phase I single dose escalation study in December 2010, and this trial is estimated to have been completed in March 2011. As discussed in the current letter to the Icagen Board: “We believe Pfizer holds information that may be material to the value of the Nav 1.7 program and there is therefore an asymmetry of information that provides Pfizer a greater advantage than that afforded to the remaining stockholders to determine the value of this program.”

According to the letter sent today, “after having declined interest in a strategic transaction in 2006, 2008, 2009 and 2010, Pfizer actively reached out and approached one of Icagen’s directors in April 2011 to inquire about Icagen’s potential interest in a transaction. The timing suggests to us that the clinical data supporting the initial safety and efficacy of the Nav1.7 program may have been a driver behind this unexpected new interest in a transaction.”

The letter continued, “Products to treat pain have historically had the ability to generate worldwide sales in excess of $2 billion annually. We have used much more conservative sales estimates for each compound and assume that at least one of the three partnered programs will fail. We further risk adjust our assumptions by assuming only a 15% probability of success. As a result of our analysis, we believe the fair value of Icagen excluding the value of its own internal programs and cash, should be in the range of $100-$165 million or $11-19 per share.”

The letter concluded, “We reiterate our disagreement with the Board’s approval of the merger agreement and the sale of the company to Pfizer at the current price. We believe that the unreported phase I clinical data from the PF-05089771 program should be made public as it may be material to the decision of the remaining stockholders of the company as to whether to tender their shares. We do not intend to tender our shares under the current acquisition terms and continue to consider other alternatives.”

13D

CUSIP No. 4510P500	Page 19 of 24 Pages

About Merlin Nexus

Merlin Nexus, based in New York, is an investment management company focused on crossover private equity investing in the life sciences industry. Merlin Nexus invests globally in private and public healthcare companies and manages several crossover private equity funds with capital commitments totaling $200 million. Our investor base consists of financial institutions, funds of funds, family offices and high net worth individuals.

About NLV Partners

New Leaf Venture Partners is a leader in healthcare technology venture investing. Our investment professionals bring a unique blend of technological, clinical, and operational experience to our investments. We work closely with our entrepreneurs to help build successful portfolio companies. We focus primarily on later-stage biopharmaceutical products, early-stage medical devices, and laboratory infrastructure technologies.

New Leaf currently manages $1.1 billion in assets. This includes our newest fund, New Leaf Ventures II, L.P., which closed with commitments of $450 million in October 2007, New Leaf Ventures I, L.P. and the healthcare technology portfolio of the Sprout Group, one of the oldest U.S. venture capital fund groups. For more information please visit http://www.nlvpartners.com

Contacts:

Media:

Burns McClellan on behalf of NLV Partners

Justin Jackson, (212) 213-0006

jjackson@burnsmc.com

Investors/Stockholders:

Okapi Partners LLC

Geoff Sorbello/Laura Bissell/Patrick McHugh, (212) 297-0720

info@okapipartners.com

13D

CUSIP No. 4510P500	Page 20 of 24 Pages

EXHIBIT 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Icagen, Inc.

EXECUTED this 11th day of August, 2011.

NEW LEAF VENTURES II, L.P.

By:	NEW LEAF VENTURE ASSOCIATES II, L.P.
General Partner

	By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

		By	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES II, L.P.

By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT II, L.L.C.

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

*
Philippe O. Chambon

*
James Niedel

*
Vijay Lathi

*
Ronald Hunt

13D

CUSIP No. 4510P500	Page 21 of 24 Pages

*
Srinivas Akkaraju

*
Jeani Delagardelle

/s/ Craig L. Slutzkin
Craig L. Slutzkin
As attorney-in-fact

*	This Schedule 13D was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 99.2.

13D

CUSIP No. 4510P500	Page 22 of 24 Pages

EXHIBIT 99.2

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints CRAIG L. SLUTZKIN as his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:	/s/ Vijay K. Lathi
Vijay K. Lathi

By:	/s/ James Niedel
James Niedel

Dated: October 5, 2005

13D

CUSIP No. 4510P500	Page 23 of 24 Pages

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints CRAIG L. SLUTZKIN as his/her true and lawful attorney-in-fact and agent for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:	/s/ Philippe O. Chambon
Philippe O. Chambon

By:	/s/ Jeani Delagardelle
Jeani Delagardelle

By:	/s/ Ronald Hunt
Ronald Hunt

Dated: September 29, 2006

13D

CUSIP No. 4510P500	Page 24 of 24 Pages

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints CRAIG L. SLUTZKIN as his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:	/s/ Srinivas Akkaraju
Srinivas Akkaraju

Dated: February 2, 2009